March 22, 2011
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attention: Jaime John
Re:	Amdocs Limited Form 20-F for the Fiscal Year Ended September 30, 2010 Filed December 7, 2010 File No. 001-14840
Ladies and Gentlemen:
This letter is in response to the letter to Amdocs Limited (“Amdocs” or the “Company”) dated March 8, 2011 from Patrick Gilmore, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Thomas G. O’Brien, Treasurer and Secretary of Amdocs. The comment letter relates to the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed December 7, 2010, as amended (the “Form 20-F”).
For convenient reference, we have included below each of the Staff’s comments set forth in the comment letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company.
As noted in our letter dated February 9, 2011, the Company has not prepared an amendment to the Form 20-F because the Company believes that any amendments filed to address the Staff’s comments relate to matters that are not individually or in the aggregate material to investors and that any such amendment would, on the whole, be more confusing than useful to investors and others.
General
1. We note that your response includes the representations requested at the end of our prior comment letter but that your response was signed by Mr. Robert Schwed, your outside counsel, and was issued on the outside counsel letterhead. Please confirm that Mr. Schwed is authorized to act as your agent.

U.S. Securities and Exchange Commission
March 22, 2011

Response:	The Company had authorized Mr. Schwed to act as its agent in this regard; however, in response to the Staff’s comment, the Company has made the requested representations under its own letterhead under separate cover.
Form 20-F for the Fiscal Year Ended September 30, 2010
Item 8. Financial Information
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page F-11
2. We note that your response to prior to comment 2 indicates that you determine VSOE of fair value when a “substantial majority of standalone deals in the study fall within a range of plus or minus 15% from the midpoint.” Please tell us what percentage you believe represents a “substantial majority” and why you believe that percentage constitutes a range that is sufficiently clustered to support a conclusion that VSOE of fair value exists. Additionally, describe how you determine VSOE of fair value for arrangement that are outside of the range.
Response:	As communicated in the Company’s response letter to the Staff dated February 9, 2011, the Company establishes VSOE of fair value for its on-going support and maintenance services based on the price that is charged when such elements are sold separately.

In calculating VSOE for these services, the Company believes that prices are sufficiently clustered within an appropriate range by requiring that a high percentage of all relevant standalone sales fall within a reasonable percentage (plus or minus) of the established VSOE value. The Company’s minimum threshold requirement is that at least 70% of all the standalone sales in the period fall within a range of plus or minus 15% of the established VSOE value.

The percentages of standalone sales for on-going support and maintenance services that have fallen into the 15% range have been fairly constant over the last several years. In fiscal 2010 and 2009, 71%-75% and 70%-83%, respectively, of the standalone sales of the various strata of on-going support and maintenance services have been within the specified range of the VSOE value.

The Company notes that “substantial majority” is not a defined phrase in the authoritative accounting guidance, and therefore the determination of VSOE of fair value requires the application of reasonable judgment in

U.S. Securities and Exchange Commission
March 22, 2011

deciding upon the appropriate percentage of standalone sales that falls within a narrow range of pricing. The Company notes that some common interpretations of “substantial majority” range from two-thirds (66%) to as high as 80% of a population. Therefore the Company believes that, for purposes of establishing VSOE of fair value, it is reasonable to conclude that a “substantial majority” falls within this percentage range. In making this determination, the Company considered all the relevant facts and circumstances surrounding these transactions, including but not limited to, the pricing strategies for each element, the trend and consistency in pricing for each element, and the reasons for any prices outside the Company’s historical range of VSOE for a particular element. Based on these factors and giving due consideration to common interpretations of “substantial majority”, the Company concluded that, at a minimum, 70% of its standalone sales in the period must fall within a range of plus or minus 15% of the established VSOE value in order to constitute a range that is sufficiently clustered to support a conclusion that VSOE of fair value exists.

The Company’s VSOE rates are used to allocate revenue consideration to the identified deliverables in multiple element arrangements. In instances where the amounts stated in a particular contract are not within the VSOE range, the Company has used the midpoint within the VSOE range to allocate revenue between the identified deliverables specified in the contract. The Company notes that arrangements in which the stated contract price of an undelivered element was higher than the VSOE range have been rare and the use of the midpoint has not resulted in any significant differences in the allocation of revenue to the various identified elements within these arrangements or the timing of revenue recognition.

The application of the Company’s VSOE methodology and the VSOE rates that were established under such methodology remain consistent from period to period.
* * * * *

U.S. Securities and Exchange Commission
March 22, 2011

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Jason L. Kropp of this firm at (617) 526-6421.
Very truly yours,

/s/ Robert A. Schwed

Robert A. Schwed